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                       [PARADIGM GEOPHYSICAL LETTERHEAD]


FOR IMMEDIATE RELEASE

CONTACTS:
BRIAN W. BERMAN, CFO                              STEVEN CURTIS
PARADIGM GEOPHYSICAL LTD.                         RUDER FINN, INC.
Phone: +972-9-970-9339                            Phone: +1-212-593-6319
Fax: +972-9-955-3016                              Fax: +1-212-715-1660
Email: BRIAN@PARADIGMGEO.COM                      Email: CURTISS@RUDERFINN.COM

SHAMROCK HOLDINGS INC.
Phone: +1 (818) 845-4444
Fax: +1 (818) 559-7320

        PARADIGM GEOPHYSICAL AGREES TO ISSUE $5 MILLION IN NEW SHARES TO
                             SHAMROCK HOLDINGS INC.


HERZLIA, ISRAEL, April 14, 1999. Paradigm Geophysical Ltd. (NASDAQ: PGEOF) Board of Directors approved the entering into an agreement for the issue of 877,193 shares for a total consideration of $5 million to Shamrock Holdings Inc. The $5.70 share price represents a 15 percent premium over average market price of the 30 trading days prior to finalization of the terms of the agreement.

Following the issue the total number of shares issued by Paradigm will stand at 12,283,280. Shamrock Holdings through this issue will increase their holding from 2.22 percent to 9.05 percent of the issued share capital of the company.

Eldad Weiss, President and CEO of Paradigm, stated, "We very much welcome this significant investment by Shamrock Holdings. This addition to our capital gives us further facilities to continue the company's expansion strategy."

Stanley Gold, President of Shamrock noted: "Shamrock seeks investments that will deliver high equity returns over a medium term horizon. We look for companies with excellent prospects for sustained growth in cash flow and earnings. Paradigm is an exciting company that well fits our investment profile and time horizon."

Paradigm Geophysical Ltd. develops, markets and supports seismic data analysis software solutions and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical serves this industry with offices and geophysical data analysis service centers in the United States, the United Kingdom, Canada, China, Australia, Indonesia, Argentina, Venezuela, and Russia.



                                     -More-
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PARADIGM GEOPHYSICAL AGREES TO ISSUE $5 MILLION NEW SHARES TO SHAMROCK HOLDINGS
INC...

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.



"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical
Ltd.

Shamrock Holdings Inc. is the private investment firm for the Roy E. Disney family. Shamrock has invested, both currently and in the past, in a wide range of U.S. and international investment sectors, including food, entertainment, telecommunications, oil & gas services and real estate.


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Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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